

November 9, 2023

Richard Schlenker, Jr.
Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

   Re: Exponent, Inc.
     Form 10-K for the Fiscal Year Ended December 30, 2022
     Response dated October 30, 2023
     File No. 000-18655

Dear Richard Schlenker:

  We have reviewed your October 30, 2023 response to our comment letter and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

Form 10-K for the Fiscal Year Ended December 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 31

1. We note your response to prior comment 1. It appears to us that you present "EBITDA as a % of revenues before reimbursements" ratio based on revenues before reimbursements as opposed to total revenues. Please tell us how presenting this measure as though you are an agent in these revenue generating transactions when gross presentation as a principal is required by GAAP does not represent an individually tailored revenue recognition method. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services